“Dancing with the Stars” Finalist Jack Osbourne Offers Inside Look at His Life with Multiple
Sclerosis through
You Don’t Know Jack About MS™ Campaign

Launch of www.YouDontKnowJackAboutMS.com
chronicles Jack Osbourne’s life living with RRMS

FRAZER, Pa., Dec. 4, 2013 – Television host and film and TV producer, Jack Osbourne, is helping to raise awareness about multiple sclerosis (MS), through a new campaign called You Don’t Know Jack About MS™. The online documentary series, sponsored by Teva Pharmaceuticals, chronicles Jack Osbourne and his life with relapsing-remitting multiple sclerosis (RRMS). RRMS is the most common form of MS, in which a person experiences episodes of worsening neurologic functioning followed by periods of remission in which partial or complete recovery occurs.

Through the lens of the online documentary series, the campaign is designed to start a new conversation about MS to dispel myths, educate and help patients manage their disease by emphasizing the importance of patient and family support and of a healthy lifestyle.

The youngest child of heavy metal icon, Ozzy Osbourne, and talent manager/TV personality, Sharon Osbourne, Jack first caught America’s attention on the hit reality show “The Osbournes,” which followed the adventures of Jack and his family. As the show concluded, Jack went on to star in “Jack Osbourne: Adrenaline Junkie” and emerged looking like a new person. In 2012, Jack was diagnosed with RRMS, just two weeks after the birth of his daughter, Pearl. Since his diagnosis, Jack has worked as a passionate MS advocate, speaking out about the need for MS research and greater awareness. This fall, Jack made his competitive dancing debut on the popular TV show “Dancing with the Stars.”

“What a difference a year makes. When I was first diagnosed with RRMS, I was devastated. Here I am a self-professed adrenaline junkie, new husband and father – and I thought I’d be in a wheelchair in a matter of years,” said Jack Osbourne. “Very few people in their 20s are talking about MS and as a producer and filmmaker, I felt compelled to document my journey in an effort to help others. RRMS is a part of my life, but it definitely does not control my life.”

“Teva is pleased to partner with Jack Osbourne on this important campaign,” said Mike Derkacz, vice president and general manager, Teva CNS. “MS is an often misunderstood disease that can be managed through a strong support system, a healthy lifestyle and patients working with their doctors to determine the best treatments that work for them. Through this campaign, we continue our ongoing commitment to improving the lives of people living with MS by continuing to raise awareness and offering education to patients, as well as their loved ones.” This September, Teva made a $100,000 donation to the National Multiple Sclerosis Society in recognition of Jack Osbourne’s work as an MS advocate and his participation on “Dancing with the Stars.” The funding will go towards research and community programs for people living with MS.

About Jack Osbourne
Jack Osbourne is a television personality and producer of film and television projects through his production company Schweet Entertainment. Schweet specializes in creating dynamic content for TV, film, marketing and live events. Created in 2011 by Executive Producers and longtime friends Rob Worsoff, Jack Osbourne and Brian Wendel, Schweet is the culmination of a combined 30+ years of entertainment industry experience. Together they have worked on and created some of unscripted television’s biggest hits. Jack is also Senior Contributing Correspondent of “Fuse News”, a daily live music news show on Fuse, the national music television network of The Madison Square Garden Company.

About Relapsing-Remitting Multiple Sclerosis
Multiple sclerosis (MS) is a chronic, often disabling disease that attacks the central nervous system. Symptoms may be mild, such as numbness in the limbs, or severe, such as paralysis or loss of vision. The progress, severity, and specific symptoms of MS are unpredictable and vary from one person to another. In the U.S. today, there are approximately 400,000 people living with MS. In relapsing-remitting MS, the most common form of the disease, a person experiences attacks (also called relapses or exacerbations) of worsening neurologic functioning followed by periods of remission in which partial or complete recovery occurs.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $20.3 billion in net revenues in 2012.

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